Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
Transaction Fact Sheet(1) A Leading Global Provider of Industrial Real Estate World Class Platform The undisputed leader in the industrial sector The best customer franchise in the real estate industry The only player in industrial real estate active on four continents The world’s leading industrial property developer A global leader in real estate investment management The best and most diverse real estate organization Strategy Align portfolio in targeted regions to serve the needs of key customers Significantly enhance asset utilization Fuel growth through development and land bank monetization Capitalize on world-class combined investment management franchise Create one of strongest balance sheets in the real estate sector Build the most effective and efficient organization in the industry Transaction Overview Merger 100% stock merger of equals Each Prologis share to be converted into 0.4464 of an AMB share Preserves UPREIT Structure Company Name ProLogis Ticker symbol will be (NYSE: PLD) Headquarters Corporate — San Francisco / Operational — Denver Gross G&A Synergies ~$80 million annual run rate Closing Expected by the end of second quarter 2011 Combined Platform Americas Europe Asia $4.8B $27.8B $12.8B Total AUM(2) Total: $46 Billion 30M 144M 423M Square Feet Owned / Managed(3) Total: 598 Million $1.8B $13.9B $10.0B Private Capital AUM Total: $25.7 Billion (1) See Investor Presentation for definitions, reconciliations and disclaimers (2) AUM defined as book value of owned / managed operating properties (3) Represents owned / managed assets at 100% share About ProLogis ProLogis is the leading global provider of distribution facilities, with more than 475 million square feet of industrial space (44 million square meters) in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 4,400 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. About AMB AMB Property Corporation(R) is a leading owner, operator and developer of global industrial real estate, focused on major hub and gateway distribution markets in the Americas, Europe and Asia. As of December 31, 2010, AMB owned, or had investments in, on a consolidated basis or through unconsolidated joint ventures, properties and development projects expected to total approximately 159.6 million square feet (14.8 million square meters) in 49 markets within 15 countries.

Transaction Fact Sheet

Cautionary Statement Regarding Forward-Looking Statements
In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Contacts:

ProLogis
Melissa Marsden
Managing Director, IR & Corp. Comm.
Direct +1 303 567 5622
email mmarsden@prologis.com

AMB
Tracy A. Ward
Vice President, IR & Corp.Comm.
Direct +1 415 733 9565
email tward@amb.com